Exhibit 99.1

Hexindai Completes Key Step in Compliance Process

BEIJING, June 13, 2019 (GLOBE NEWSWIRE) — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced that it completed a key regulatory compliance milestone as the Beijing Local Financial Supervision and Administration (formerly the Beijing Municipal Bureau of Financial Work) concluded its field inspection work of the company.

“This is a critical step toward filing for registration with authorities,” said Mr. Xiaobo An, Hexindai’s Founder, Chairman and Chief Executive Officer. “We are working hard to complete this compliance process and prepare for registration, which aims to ensure the stable and healthy growth of the industry and to protect the interests of both borrowers and lenders.”

The National P2P Rectification Office issued a notice for regulatory compliance inspection in August 2018 and laid out detailed criteria for self-examination and correction by P2P platforms. Completing the compliance inspection is part of the prerequisites for P2P platforms in China to file for registration with authorities.

This compliance inspection has three key steps. As the first step, Hexindai submitted its P2P Compliance Self-Inspection Report to the Beijing Local Financial Supervision and Administration in October last year. It was followed by an inspection by the Beijing Internet Finance Industry Association. The field inspection by the Beijing Local Financial Supervision and Administration was the third step.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

For more information, please visit http://ir.hexindai.com/

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For media inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

ICR Inc.

Jeff Pei

Tel: +86 10 6583-7514

Email: Jianfeng.pei@icrinc.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com